UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MEREO BIOPHARMA GROUP PLC

Mereo BioPharma Regains Compliance with Nasdaq Minimum Bid Price Requirement

On May 8, 2023, Mereo BioPharma Group plc (the “Company”) announced that it received confirmation from the Nasdaq Stock Market LLC (“Nasdaq”) that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rules for continued Nasdaq listing, and is now compliant with applicable listing standards for continued Nasdaq listing. To regain compliance with Nasdaq Listing Rules, the Company was required to maintain a minimum closing bid price of $1.00 or more per American Depositary Share (“ADS”) for at least 10 consecutive trading days, which was achieved on May 5, 2023.

As previously announced, on November 2, 2022, the Company reported that it had received notification from Nasdaq on November 1, 2022 that, for the previous thirty consecutive business days, the bid price for the Company’s ADSs had closed below the minimum $1.00 per share requirement for continued listing. On May 8, 2023, the Company received notification from the Nasdaq Listings Qualifications Department that the ADSs had, for the last 10 consecutive business days, a closing bid price at $1.00 per share or greater, and accordingly had regained compliance with Nasdaq Listing Rules. On May 8, 2023 the Company issued a press release on its regaining compliance with Nasdaq minimum bid price requirement, a copy of which is attached as exhibit 99.1 hereto and incorporated by reference herein.

The contents of this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-258495) and its Registration Statements on Form S-8 (File Numbers 333-269388, 333-231636, 333-236498, 333-252147 and 333-262151).

Exhibit Index

Exhibits

99.1	Press release dated May 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel